02044218

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : June 24, 2002

By : ______________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 648/GUI/HM.110/02

June 24th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Announcement of Indosat's 2002 AGM and EGM Results

Dear Sir,

Please find attached the announcement of Indosat's 2002 Annual General Meeting and Extraordinary General Meeting Results, which is published on 3 local newspaper at June 24th, 2002.

Thank you for your attention.

Sincerely yours,

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of the Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk abbreviated as PT Indosat (Persero) Tbk (hereinafter referred to as the "**Company**"), that the Company's Annual General Meeting of Shareholders ("**AGM**") and the Extraordinary General Meeting of Shareholders ("**EGM**") for the year 2002 was held on Thursday, 20 June 2002 at Auditorium, 4th Floor, Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 had decided the following resolutions :

AGM

1. a. Approved the annual report of the Company for the financial year ended 31 December 2001;
   b. Ratified the financial statement of the Company for the financial year ended December 31, 2001;
   c. Approved to give release and discharge of the Board of Commissioners from their responsibilities on the supervisory actions and the Board of Executive Directors from their responsibilities on the management actions, to the extent that their actions are reflected in the financial statement of the Company for the financial year ended December 31, 2001.

2. a. Determined the allocation of the net profit for the financial year 2001 with the followings composition:
   - 59% will be allocated for re-investment and working capital
   - 1% will be allocated for reserve fund
   - 40% will be distributed as dividend in the amount of Rp 561,2 per share

   The dividend will be paid in one term of payment, which is at July 29, 2002 with the amount of Rp. 561,2 per share. In accordance with the prevailing capital market regulation, the shareholders entitled to the dividend concerned shall be those who are recorded in the Register of Shareholder of the Company as at July 15, 2002 at 4.00 p.m West Indonesian Time.

   b. Dana Pembinaan Usaha Kecil Menengah dan Koperasi (PUKK) is allocated to be 1% of the net profit or in the amount of Rp 14,53 billion which will be taken from the dividend portion of the Government of Indonesia.
   c. To authorize the Board of Executive Directors of the Company with the right of substitution to effect the payment of dividend in accordance with the above arrangement.

3. Approved the total bonus for the Company's Board of Executive Directors, Board of Commissioners and Board of Commissioners Secretary for the year 2001 amounting to Rp 2.355.925.000 before income tax-; and the total annual salary for the Company's Board of Executive Directors, Board of Commissioners, and Board of Commissioners Secretary for the year 2002 amounting to Rp 3.756.300.000, provided that income tax will be borne by the Company as of 1 January 2002.

   Other component of remuneration such as housing allowance, holiday allowance, THR incentives, insurance and other facilities will remain the same as in year 2001.

4. Approved the delegation of authority to the Board of Commissioners to appoint the Company's Public Accountant, including the determination of the terms and conditions of such appointment, to review the Company's financial report for the financial year 2002 and the review of management performance..

EGM

1. Approved the acquisition of 25% equity interest in PT Satelit Palapa Indonesia ("**Satelindo**") owned by DeTeAsia Holding GmbH ("DeTeAsia") with the combination terms of payment namely cash payment amounting to US$ 65 million and issuance of promissory notes amounting to US$ 268 million which will mature on 30 September 2002 or any other date as agreed by the parties to the agreement. Authorizing the Board of Executive Directors to conduct any necessary action for the implementation of such acquisition, including, if required to approve any amendment to the method and time of payment with DeTeAsia.

   Financing for this transaction will be provided from internal and external fund. External funding will be raised from the issuance of debt instrument with Rupiah and/or US$ denomination, which if it is not yet sufficient, the Company will consider the issuance of new shares in the amount up to 54,5 million shares which had been approved by the EGM on 14 December 1998. The timing and composition of external funding will take into account after considering the internal and external condition of the Company.

2. Approved to increase of the issued and fully paid-up capital in Satelindo by the Company at the amount of US$ 75 million or its equivalent

3. a. Discharge the Board of Commissioners and Board of Executive Directors with appreciation and gratitude.
   b. To appoint the Board of Commissioners for the period until 2004 and Board of Executive Directors for the period until 2005 as follows:

Board of Commissioners:
- Wisnu Askari Marantika, President Commissioners
- A. Anshari Ritonga, Commissioners
- Mahmuddin Yasin, Commissioners
- Hari Kartana, Commissioners
- Achmad Rivai, Independent Commissioners
- Soebagijo Soemodihardjo, Independent Commissioners

Board of Executive Directors:
- Widya Purnama, President
- Junino Jahja, EVP Finance and Administration
- Wityasmoro Sih Handayanto, EVP Corporate Development
- Hasnul Suhaimi, EVP Marketing and Sales
- Emil Sudarmo, EVP Operations and Engineering

Discharge and appointment of the Board of Commissioners and Board of Executive Directors is in effect immediately after closing of the EGM.

Furthermore, the AGM and EGM appoint and grant an authority with the right of substitution to the Board of Executive Directors to do any action in relation to the resolution of the AGM and EGM, including but not limited to appear before the authorized party, to discuss, to give and/or ask for information, to apply for the ratification and or report to the Minister of Justice or any other related authorized institutions, to make or cause to be made and sign the deeds and letters or any necessary documents, appear before the notary to ask the notary to prepare and sign the deed of Company's shareholders resolution and, moreover, to take any necessary actions which should be and or could be made for the purpose of materializing the resolution of AGM and EGM.

Rules and Regulation of cash dividend are as follows :

1. Cash dividend for year ended December 31, 2001of Rp. 561,2 per share will be paid to the shareholders :
   a. whose shares have not been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company's Share Register as at **04.00 p.m. on July 15, 2002.**
   b. whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at **04.00 p.m. on July 15, 2002.**
2. The basis for inclusion in the Company Shareholders Record for the all stock trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange for Regular Market and Negotiated Market up to July 9, 2002 are Cum Dividend and July 10, 2002 Ex Dividend, for the Cash Market up to July 15, 2002 and July 16, 2002 Ex Dividend.
3. Rule No. 2 above does not apply to holders of ADS, therefore they shall follow the prevailing rules and regulations of the New York Stock Exchange by keeping reference to the Record Date of July 15, 2002, at 4.00 p.m. Western Indonesian Time .
4. Payment of cash dividend to holders of ADS will be via PT Bank Mandiri (Persero) and PT BNI (Persero) Tbk, the local custodians authorized by The Bank of New York, in accordance with the amount registered in the Company Shareholders List as of July 15, 2002 at 4.00 p.m. Western Indonesian Time, at the Company Registrar PT EDI Indonesia.
5. Payment of cash dividend will be conducted through "Surat Pemberitahuan Pembayaran Dividen" (SPPD) starting on July 29, 2002and will be send via mail to the shareholders' address as registered in the Company 's Shareholders List, and such SPPD may be withdrawn at any appointed of PT Bank Mandiri (Persero) office.
6. Shareholders wishing to receive their dividend payments transferred to their bank accounts should submit a written request by July 19, 2002, at 4.00 p.m. Western Indonesian Time and shall be addressed to the Company's Registrar PT EDI Indonesia, Gedung Gajah Unit ABC Lantai 3A, Jl. Dr. Sahardjo Raya No.III, Jakarta 12810.Telp. (021) 831 0508, Fax. (021) 520 4855.
7. In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

Jakarta, June 24, 2002

The Board of Executive Directors
PT INDOSAT (Persero) Tbk